SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH May 02, 2008

(Commission File No. 1-14477)

BRASIL TELECOM PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

BRAZIL TELECOM HOLDING COMPANY
(Translation of Registrant's name into English)

SIA Sul, Área de Serviços Públicos, Lote D, Bloco B
Brasília, D.F., 71.215-000
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Investor Relations
(55 61) 3415-1140
ri@brasiltelecom.com.br

Media Relations
(55 61) 3415-1378
cesarb@brasiltelecom.com.br

BRASIL TELECOM PARTICIPAÇÕES S.A.
CORPORATE TAXPAYER'S ID (CNPJ/MF): 02.570.688/0001 -70
CORPORATE REGISTRY (NIRE): 53 3 0000581 - 8
PUBLICLY-HELD COMPANY

NOTICE TO THE MARKET

BRASIL TELECOM PARTICIPAÇÕES S.A. (“Company”), pursuant to article12, caput, of CVM Instruction 358, of January 3, 2002, hereby announces that TELEMAR NORTE LESTE S.A. (“TELEMAR”), a publicly-held company with headquarters at Rua General Polidoro 99, Botafogo, in the city and state of Rio de Janeiro, inscribed in the corporate roll of taxpayers (CNPJ/MF) under no. 33.000.118/0001 -79, informed the Company that its indirect subsidiary “COPART 1 PARTICIPAÇÕES S.A.” (“COPART 1”), with headquarters at Rua Humberto de Campos, 425, 5° andar (parte), Leblon, in the city and state of Rio de Janeiro, inscribed in the corporate roll of taxpayers (CNPJ/MF) under no. 09.338.797/0001 -06, on April 30, 2008, had acquired 13,609,000 preferred Company shares (BRTP4), thereby reaching a relevant interest equivalent to 5.92% of the Company’s total preferred capital.

TELEMAR further announced that:

(i) This acquisition of this position is in line with item V of the Material Fact of April 25, 2008, published by TELEMAR on April 28, 2008.

(ii) TELEMAR intends to acquire 76,645,842 Brasil Telecom Participações S.A. preferred shares (BRTP4) and has no intention of altering the Company’s ownership or management structure, except as disclosed in the Material Fact published by TELEMAR on April 28, 2008.

(i) Also as disclosed in the Material Fact, published by TELEMAR on April 28, 2008, the acquisition of indirect control of Brasil Telecom Participações S.A. and Brasil Telecom S.A. was concluded with the execution of the Share Purchase Agreement, with Banco de Investimentos Credit Suisse (Brasil) S.A., acting as agent on behalf of TELEMAR, acting as principal, involving the future transfer, directly and indirectly, to TELEMAR, of 81,092,986 common Brasil Telecom Participações S.A. shares, representing 60.5% of the voting capital and 22.28% of the total capital of Brasil Telecom Participações S.A., subject to the suspensive condition set forth in the Share Purchase Agreement as described in the Material Fact, published by TELEMAR on April 28, 2008. Once said suspensive condition is implemented, indirect share control of Brasil Telecom Participações S.A. and Brasil Telecom S.A. will be transferred to TELEMAR.

(ii) TELEMAR also announced that it did not retain, directly or indirectly any shares, warrants, share-convertible debentures, share subscription rights or stock options of any class or specie issued by Brasil Telecom Participações S.A.

(iii) TELEMAR further announced that it had not entered into any agreement regulating the exercise of voting rights or the purchase or sale of securities issued by Brasil Telecom Participações S.A.

Brasília, May 2, 2008.

Paulo Narcélio Simões Amaral
Investor Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 02, 2008

BRASIL TELECOM PARTICIPAÇÕES S.A.

By:	/S/ Paulo Narcélio Simões Amaral
Name: Paulo Narcélio Simões Amaral Title: Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.